MATTHEW MCMURDO, ESQ. Attorney-At-Law Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	Suite 6D 140 West 57th Street New York, NY 10019

September 11, 2012

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Reynolds, Assistant Director
Adam F. Tuck

Re:	BLVD Holdings, Inc.
Registration Statement on Form S-1
Filed August 17, 2012
File No. 333-183370

Dear Mr. Reynolds:

We are filing an amended Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to M. Ann Courtney, President of BLVD Holdings, Inc. (“BLVD”), dated August 22, 2012 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed

We have not included full company information regarding Talent Feeder because the acquisition is no longer probable. In fact, there are no company acquisitions on the horizon, as we have overhauled our business plan. We have begun actual operations ourselves through the development and sale of film scripts and will be looking to add assets that compliment our business plan. We need not comply with Rule 419 under the Securities Act of 1933 because, as you’ll note in the amended Registration Statement, we are not a blank-check company. We have not only defined our business operations, we have actually undertaken operations and received revenue. We hope this letter and the amendments we made to the Registration Statement address your concerns.

Matthew McMurdo, Esq.

New York

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo, Esq.
Matthew McMurdo, Esq.

cc:	M. Ann Courtney, President
BLVD Holdings, Inc.

Matthew McMurdo, Esq.

New York